Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

New Pacific Metals Corp. (the "Company")
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia, Canada, V6E 3X1

Item 2.	Date of Material Change

April 14, 2020

Item 3.	News Release

A news release announcing the material change referred to in this report was disseminated on April 14, 2020 through Globe Newswire and subsequently filed under the Company's profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

The Company announced the first independent mineral resource estimate for its 100% owned Silver Sand project in Bolivia.

Item 5.	Full Description of Material Change

See attached Schedule "A".

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Gordon Neal
President
Phone: (604) 633-1368
info@newpacificmetals.com
www.newpacificmetals.com

Item 9.	Date of Report

May 19, 2020

Schedule "A"

Please see attached.

NEWS RELEASE

Trading Symbol:   TSX‐V: NUAG

OTCQX: NUPMF

New Pacific Metals Reports Inaugural Resource Estimate for the

Silver Sand Deposit, Bolivia

Vancouve r, British Columbia – April 14, 2020 – New Pacific Metals Corp. (TSX‐V: NUAG) (OTCQX: NUPMF) (“New Pacific” or the “Company”) is pleased to report the first independ ent National Instrument 43‐101 (“NI 43‐101”) Mineral Resource estimate for its 100% owned Silver Sand Deposit, Bolivia. The study was completed by AMC Mining Consultants (Canada) Ltd. (“AMC”).

The Company will host a webcast to discuss the Silver Sand P roject on April 15, 2020 at 10:30 am Eastern Time / 7:30 am Pacific Time – details of which are at the bottom of the news release.

The resource estimate used property boundary and conceptual open pit mining constraints and are presented in Table 1 using a 45 g/t silver cut‐off grade. The model is depleted for historical mining activities:

Table 1: Silver Sand Deposit ‐ Conceptual Pit1 constrained Mineral Resource as of 31 December 2019.

Resource category	Tonnes (Mt)	Ag (g/t)	Ag (Moz)
Measured	8.4	159	43.05
Indicated	26.99	130	112.81
Measured & Indicated	35.39	137	155.86
Inferred	9.84	112	35.55

1 Notes:

∙ CIM Definition Standards (2014) were used for reporting the Mineral Resources.

∙ The Qualified Person is Dinara Nussipakynova, P.Geo. of AMC Mining Consultants (Canada) Ltd.

∙ Mineral Resources are constrained by an optimized pit shell at a metal price of US$18.70/oz Ag, recovery of 90% Ag and Cut-off grade of 45 g/t Ag.

∙ Mineral Resources are reported inside the Claim boundary.

∙ Pit optimization allows waste mining to extend outside the claim to the NE and SW.

∙ Drilling results up to 31 December 2019.

∙ The numbers may not compute exactly due to rounding.

∙ Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Source: AMC

Surrounding the conceptual constrained open pit is a zone of mineralized material of similar tenor and grade which has been drilled at variable distances ranging from 25m to plus 100 m: The first area immediately surrounds and encompasses the pit and has been drilled between 25m and 50m distances. The Company considers this area to contain potential tonnage range of 7Mt to 15Mt and grades ranging from 85 g/t Ag to 150 g/t Ag. This area requires additional engineering studies to be included in any future mine plans. The second area occurs at the southern end of the Silver Sand deposit and has received less exploration to date. The Company has defined an additional tonnages from 10Mt to 20Mt and grades ranging from 85 g/t Ag to 150 g/t Ag exploration target surrounding and below the current defined resource. Initial drilling has intersected silver mineralization over similar widths and intervals as the main deposit, however, drill density insufficient to categorize the zone as Inferred at this time. The potential quantity and grade from these two areas are conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

HIGHLIGHTS

∙ Silver Sand is one of the more significant new global primary silver discoveries in the last decade.

∙ Mineralization remains open to the North and South and at depth. No feeder zones or source intrusions have been discovered to date. The Company classifies the exploration potential as good to excellent

∙ Detailed drilling indicates good mineral continuity to provide high confidence – lower technical risk. Measured & Indicated tonnes of 35.39 Mt @ 137 g/t Ag for 155.86 Moz or ~70% of the resource estimate.

∙ Mineralization starts at or near‐surface and is amenable to potential open‐pit mining extraction: Approximately 70% of the resources are within 200 m of the conceptual open pit surface.

∙ Favourable initial metallurgical test work indicates laboratory‐based recoveries of up to 97% for the various oxide – transition and sulphide mineral domains (see news release dated August 23, 2019 for details).

∙ Resource estimate excludes the recently discovered Snake Hole zone where drilling intercepted 72.4 m grading 279 g/t Ag (see news release dated January 13, 2020 for details) and the final 37 infill drill holes released on February 19, 2020, which returned high‐grade intervals from the core of the deposit.

∙ Technical studies to facilitate the Preliminary Economic Assessment commenced in Q1‐2020 and are ongoing using independent subject matter experts.

∙ New Pacific remains well funded to advance the Silver Sand deposit with US$32 million in the treasury.

RESOURCE ESTIMATE DETAILS

The resource estimate is based on a geological model that included assay results received by New Pacific for the Silver Sand deposit to December 31, 2019. The estimate does not include any drill results from the recently discovered Snake Hole prospect, located 600 m to the east of the Silver Sand resource. A mineralization wireframe was constructed by New Pacific with LeapFrog© software. The domain was reviewed by the independent Qualified Person (QP) and minor modifications made prior to estimation. One of the modifications was to separate the one domain into two separate domains based on the orientation of modelled zones of continuous mineralization.

AMC completed an ordinary kriging (OK) estimate on these domains. Prior to estimation, drillhole data were composited to 1.4 m and samples were capped for all variables within each domain where required. Silver values for both domains were capped at 1,500 g/t Ag.

In addition to the OK estimate completed inside the domains, a background OK estimate was also completed outside of mineralization wireframes.

The parent block size was 5 mE x 5 mN x 5 mRL with sub‐blocking employed. Sub‐blocking resulted in minimum cell dimensions of 1.25 mE x 1.25 mN x 0.5 mRL.

The background mineralization (outside the mineralization domains) was estimated with a parent block dimension of 10 mE x 10 mN x 10 mRL.

As mineralization is hosted in one rock type, the QP assigned density measurements to the block model based on the mean density. Density values of 2.54 tonnes/m3 and 2.50 tonnes/m3 were assigned to blocks inside and outside of the mineralized domains respectively.

Mineral Resource classification was completed using an assessment of geological and mineralization continuity, data quality and data density. Estimation passes were used as an initial guide for classification. Wireframes were then generated manually to build coherent volumes for the different classes.

Table 2 shows the search parameters and number of samples used for each pass. The highest confidence level is Pass 1. The lowest confidence level is Pass 3.

Table 2: Minimum and maximum sample parameters

Pass	X (m)	Y (m)	Z (m)	Minimum no. of samples	Maximum no. of	Minimum no. of
					samples	drillholes

1	30	30	10	8	24	4
2	60	60	20	6	20	3
3	90	90	30	4	20	2

The block model was assigned Measured, Indicated, and Inferred Mineral Resource classifications.

QA/QC and DATA VERIFICATION

Qualified Person, Simeon Robinson, P.Geo., considers sample preparation, analytical, and security protocols employed by New Pacific to be acceptable. The QP has reviewed the Quality Assurance and Quality Control (QA/QC) procedures used by New Pacific including certified reference materials, blank, duplicate, and umpire data, and has made some recommendations. The QP does not consider these to have a material impact on the Mineral Resource estimate and considers the assay database to be adequate for Mineral Resource estimation.

Dinara Nussipakynova, P.Geo., is the QP for Mineral Resources and data verification. Data verification included a review of the assay database and collar locations. The QP considers the assay database to be acceptable for Mineral Resource estimation.

COVID‐19 ‐ FUTURE WORK

New Pacific’s commitment to the health and safety of our team and the communities in which we operate is one of the core values of the Company. In response to the COVID‐19 pandemic and based on guidance and directives from relevant public health authorities, the Company has elected to temporarily suspend all field‐based operations in Bolivia. The Company’s Health & Safety Team has implemented Company‐wide safety protocols such as 14‐day self‐isolation where necessary, travel restrictions, remote working and enhanced hygiene controls. Both of the Company’s corporate offices in Vancouver and La Paz are closed with all staff having implemented work‐from‐home protocols. New Pacific continues to monitor the situation and will return to normal operations when it is deemed safe to do so by the respective public health authorities.

In the interim, the Company is actively completing detailed geological (structural and geochemical/geometallurgical) studies on the Silver Sand Deposit to support future advanced technical studies. Advanced discussions with multiple Subject Matter Experts continue in preparation for when field studies are permitted to restart.

In addition, members of the Exploration Team are compiling and interpreting results from recently completed detailed mapping and sampling work along with target identification/generation at the Silver Sand North Block including for the high priority El Bronce and Jisas targets.

With regards to its regional exploration programs, implementation of the Silverstrike Project has been completed in addition to first‐pass detailed surface mapping and sampling programs.

QUALITY ASSURANCE AND QUALITY CONTROL

HQ‐size drill core samples from altered and mineralized intervals are split into halves by diamond saw, with an average sample length of between one to one and a half metres at the Company’s core processing facility located in Betanzos, a small town located 20 kilometres from the project site. Half core samples are stored in a secure storage facility in Betanzos for future reference, with the other half shipped in securely sealed bags to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. All samples are first analyzed by a multi‐element ICP package (ALS code ME‐MS41) with ore grade over limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver over limits are analyzed by gravimetric analysis (ALS code of GRA21).

A standard quality assurance and quality control (“QAQC”) protocol is employed to monitor the quality of sample preparation and analysis. Standards of certified reference materials and blanks are inserted into the normal core sample sequences prior to shipping to the lab at a ratio of 20:1 (i.e., every 20 samples contain at least one standard sample and one blank sample). Duplicate samples of coarse rejects at a ratio of 20:1 are sent to a second internationally accredited lab for check analysis. The assay results of QAQC samples of standards and blanks do not show any significant bias of analysis or contamination during sample preparation.

QUALIFIED PERSONS

The Mineral Resource estimate and data verification was completed by AMC. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC is the Qualified Person for the purpose of NI 43‐101 for all technical information pertaining to the current Mineral Resource. New Pacific’s quality assurance and quality control program was reviewed by AMC. Simeon Robinson, P.Geo., Senior Geologist with AMC is the Qualified Person for the purpose of NI 43‐101 for all technical information pertaining to the current Mineral Resource. The Qualified Persons under NI 43‐101 have reviewed the technical content of this news release for the Silver Sand deposit and have approved its dissemination.

Further details supporting the geological model, estimation procedure and metallurgical testwork will be available in a NI 43‐101 technical report. The technical report will be posted under the Company’s profile at www.sedar.com within 45 days from the date of this news release.

WEBCAST DETAILS

The Company will host a conference call and presentation webcast at 10:30 am Eastern Time / 7:30 am Pacific Time on April 15, 2020 to provide further information. Participants are advised to dial in five minutes prior to the scheduled start time of the call. A presentation will be made available on the Company’s website prior to the webcast. Webcast details:

Date:	April 15, 2020 at 10:30 am Eastern Time / 7:30 am Pacific Time
Toll‐free:	Canada/USA	1‐800‐319‐4610
	Toronto	1‐416‐915‐3239
	International	1‐604‐638‐5340
Webcast:	http://www.gowebcasting.com/10584

About New Pacific

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in Potosí Department, Bolivia and the Tagish Lake gold project in Yukon, Canada.

For further information, contact:

New Pacific Metals Corp. Gordon Neal President

Phone: (604) 633‐1368

Fax: (604) 669‐9387 info@newpacificmetals.com www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Statements Regarding Estimates of Mineral Resources

This news release uses the terms measured, indicated and inferred resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio‐ political, marketing or other relevant issues. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43‐101. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre‐feasibility studies or economic studies except for Preliminary Assessment as defined under NI 43‐101. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically.

CAUTIONARY NOTE REGARDING FORWARD‐LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward‐looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events orresults “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward‐looking statements or information.

Forward‐looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward‐looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward‐looking statements or information. Forward‐looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward‐looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward‐ looking statements or information.

The Company’s forward‐looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward‐looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward‐looking statements or information.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43‐101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43‐101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.